T-Mobile USA, Inc.
12920 SE 38th Street, Bellevue, WA 98006

July 31, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20594

Re:	Notice of disclosure filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that T-Mobile US, Inc. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014, which was filed with the Securities and Exchange Commission on July 31, 2014.

Respectfully submitted,

T-Mobile US, Inc.

By:	/s/ J. Braxton Carter
J. Braxton Carter Executive Vice President and Chief Financial Officer